Filed by Adobe Systems Incorporated Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Macromedia, Inc.
Commission File No. of Subject Company: 000-22688

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The following is a transcription of a call that Adobe Systems Incorporated held with investors and analysts on June 16, 2005.  The webcast of the call was posted on Adobe Systems Incorporated’s website on June 16, 2005.

ADOBE SYSTEMS INCORPORATED

Moderator: Mike Saviage

June 16, 2005

4:00 pm CT

Operator:	Good afternoon. My name is (Derrick) and I will be your conference facilitator.

At this time, I would like to welcome everyone to the Adobe Systems Q2 Fiscal Year 2005 Earnings conference call.

All lines have been placed on mute to prevent any background noise.

After the speaker’s remarks, there will be a question and answer period. If you would like to ask a question during this time, simply press star followed by the number 1 on your telephone keypad.

If you would like to withdraw your question press star followed by the number 2. Thank you.

I would now like to pass the call over to Mr. Mike Saviage, Vice President of Investor Relations at Adobe Systems. Please go ahead sir.

Mike Saviage:	Good afternoon and thank you for joining us today. Joining me on the call are Bruce Chizen, our CEO, Murray Demo, Executive Vice President and CFO, and Shantanu Narayen, President and COO.

In the call today we’ll discuss Adobe’s second quarter fiscal 2005 financial results.

By now you should have a copy of our earnings press release, which crossed the wire about an hour ago. If you need a copy of the press release, you can go to adobe.com under the Company and Press links to find an electronic copy.

Before we get started, I want to emphasize that some of the information discussed in this call, particularly our revenue and operating model targets for the coming quarter and our forward-looking product plans is based on information as of today, June 16, 2005, and contains forward-looking statements that involve risk and uncertainty.

Actual results may differ materially from those set forth in such statements.

For a discussion of these risks and uncertainties, you can review Adobe’s SEC filings, including our Annual Report on Form 10-K for fiscal 2004 and our quarterly reports on Form 10-Q in fiscal 2005.

Some of the subject matter in today’s call will cover Adobe’s acquisition of Macromedia. Information about the acquisition will be available in a forthcoming registration statement on Form S-4 and in a joint proxy statement and prospectus to be filed with the SEC.

After its filing, it may be obtained at no charge from the SEC Web site or from Adobe’s or Macromedia’s Web site.

We urge you to review these documents as they will contain important information about the planned acquisition.

During this call we will discuss non-GAAP financial measures. The GAAP financial measures that correspond to non-GAAP financial measures as well as the reconciliation between the two are set forth in our press release issued today and are available on our Web site.

Call participants are advised that the audio of this conference call is being broadcast live over the Internet and is also being recorded for playback purposes.

The audio of the call will be archived on Adobe’s Investor Relations Web site for approximately 45 days and is the property of Adobe Systems. It may not be rerecorded or otherwise reproduced or distributed without the prior written permission from Adobe Systems.

I’d now like to turn the call over to Bruce.

Bruce Chizen:

Thanks Mike. I am pleased to report that our strong business momentum continued in the second quarter as we achieved record revenue of $496 million, representing 21% year-over-year growth. This was our eighth consecutive quarter of double-digit revenue growth on a year-over-year basis.

The quarter was driven by record demand for the creative suites and ongoing adoption of our Acrobat solutions. In addition, our enterprise server business continues to show momentum as the number of transactions over $50,000 grew to 60, up from 39 last quarter.

I’ll now turn the call over to Murray for a review of our financial results and then Shantanu who will provide more detail about our performance in each of our business units and give an update on our acquisition of Macromedia.

Murray?

Murray Demo:

Thanks Bruce. For the second quarter of fiscal 2005, Adobe achieved record revenue of $496 million. This compares to $410.1 million reported for the second quarter of fiscal 2004 and $472.9 million reported last quarter. On a year-over-year basis, this represents 21% revenue growth.

GAAP net income for the second quarter of fiscal 2005 was $149.8 million, compared to $109.4 million reported in the second quarter of fiscal 2004 and $151.9 million last quarter.

Non-GAAP net income, which excludes as applicable investment gains and losses from the company’s venture program and the net tax impact of the planned repatriation of certain foreign earnings, was $142.9 million, compared to $108.8 million reported in the second quarter of fiscal 2004 and $133.8 million last quarter.

GAAP diluted earnings per share for the second quarter of fiscal 2005 were 29 cents based on 508.2 million weighted average shares. This compares with GAAP diluted earnings per share of 22 cents reported in the second quarter of fiscal 2004 based on 493.9 million weighted average shares and GAAP diluted earnings per share of 30 cents reported last quarter based on 506.2 million weighted average shares.

Non-GAAP diluted earnings per share for the second quarter of fiscal 2005, which excludes investment losses and the net tax impact of the plan repatriation of certain foreign earnings, were 28 cents.

Gross margin for the quarter was 94.5% compared to 93.4% in the second quarter of fiscal 2004 and 94.3% last quarter.

Operating expenses for the second quarter of fiscal 2005 were $286.4 million.

Regular employees at the end of the second quarter totaled 4,207 versus 4,016 at the end of the first quarter of fiscal 2005. The majority of the headcount increase was in R&D and sales and marketing.

Expenses as a percent of revenue break down as follows: Research and development 18%, sales and marketing 31.2%, G&A 8.5%.

GAAP operating income in the second quarter of fiscal 2005 was $182.2 million or 36.7% of revenue. This compares to GAAP operating income of $141.8 million or 34.6% of revenue in the second quarter of fiscal 2004 and $170.7 million or 36.1% of revenue last quarter.

In each of these quarters, GAAP and non-GAAP operating income and operating income as a percentage of revenue were the same.

Other income for the second quarter of fiscal 2005 was $8.3 million.

Adobe’s effective tax rate for the second quarter of fiscal 2005 was 20.2%, compared to 26% in the second quarter of fiscal 2004 and 14.1% last quarter. Our tax rate last quarter and this quarter included the net tax impact of the planned repatriation of certain foreign earnings. Excluding this benefit, our non-GAAP effective tax rate last quarter and this quarter was 25%.

I will now discuss Adobe’s revenue by business segment. Creative Professional segment revenue was a record $184.4 million in Q2 of fiscal 2005, compared to $153.4 million in Q2 fiscal 2004 and $160.7 million last quarter.

The strong initial launch of our Creative Suite 2 releases drove the record revenue performance.

Digital imaging and video segment revenue was $115.9 million in Q2 of fiscal 2005, compared to $100.3 million in Q2 of fiscal 2004 and $106.6 million last quarter.

The increase in revenue from last quarter was primarily due to the shipment of Photoshop’s CS2.

OEM postscript and other segment revenue was $19.5 million in Q2 of fiscal 2005, compared to $20.3 million in Q2 of fiscal 2004 and $20.7 million last quarter.

Intelligent Documents segment revenue was $176.2 million in Q2 of fiscal 2005, compared to $136.1 million in Q2 fiscal 2004 and $184.9 million last quarter.

In Q2, total Intelligent Documents desktop revenue was $149.8 million, representing 33% year-over-year growth. As expected, Intelligent Documents desktop revenue declined from last quarter due to the launch of all major languages of Acrobat’s 7.0 in Q1. Intelligent Documents server revenue was $26.4 million.

Turning to our geographic segments, the results in Q2 fiscal 2005 on a percentage of revenue basis were as follows: The Americas 49%, Europe 29%, Asia 22%.

Adobe experienced solid demand across all major geographic segments. Application platform mix was 74% Windows and 26% Mac in the second quarter of fiscal 2005, which compares to 72% Windows and 28% Mac for the second quarter of fiscal 2004 and 76% Windows and 24% Mac last quarter.

Our trade DSO in the second quarter of fiscal 2005 was 32 days. This compares to 23 days in Q2 fiscal 2004 and 27 days last quarter. DSO on trade receivables was higher this quarter due to the timing of the CS2 shipments in the last month of the quarter.

In regard to our global channel inventory position, we ended the quarter within company policy.

At the end of the second quarter of fiscal 2005, cash and short-term investments were $1,691,000,000 compared to $1,467,000,000 at the end of the first quarter of fiscal 2005.

In regard to share buyback, we repurchased approximately 1.4 million shares in Q2 at a cost of $47.2 million as part of our share repurchase program.

This concludes my discussion on second quarter fiscal 2005 results.

Now I will discuss our Q3 fiscal 2005 targets. Our Q3 target assumptions include the initial major shipments of French, German and Japanese CS2 products. The major French and German shipments began in the first week of Q3 and the Japanese products are expected to begin shipping in a few weeks.

In addition, our Q3 targets reflect the normal summer weakness that we experience every year in Europe and Japan. Based on these assumptions, we are targeting a Q3 revenue range of $470 to $490 million. As a percent of revenue, our approximate operating model targets for the quarter are as follows: Gross margin 94%, R&D 20%, sales and marketing 29% to 31%, G&A 9%, resulting in a GAAP and non-GAAP operating margin target of approximately 34% to 36%.

For our share count, we are targeting a range of 511 to 513 million shares. For other income, we are targeting approximately $9 to $10 million and for our effective tax rate, we are targeting 25%. These targets lead to a GAAP and non-GAAP earnings per share target range in Q3 fiscal 2005 of 25 to 27 cents per share.

This concludes my comments. I will now turn the call over to Shantanu.

Shantanu Narayen:

Thanks Murray. I’ll take the next few minutes reviewing highlights in each of our major businesses, starting with the Creative Professional Business unit. We achieved record revenue in Q2 with the launch of our Creative Suite 2 products. This performance was driven by adoption of the premium version of the suite, which on a revenue basis is outselling the standard version by a three to one ratio.

In addition, we are experiencing the expected shift towards customers adopting the suite platform. Creative Suite 2 was designed to accelerate design and publishing workflows for print, the Web, and the latest generation of handheld devices. It integrates new full version of Adobe’s design software along with Version Cue CS2 and a new visual file browser called Adobe Bridge.

The press reaction to CS2 has been positive. PC Magazine said, “With Version 2, Adobe has made sweeping improvements to the functionality and integration of all the included programs and even topped the whole package off with a more attractive price.” CNET added, “If you have used any of the individual products in the past, we think CS2 premium is a worthy upgrade.”

In addition, the new versions of the CS2 products, Photoshop, Illustrator and InDesign, have received strong reviews. PC Magazine gave InDesign CS2 a perfect five out of five rating and CNET called Illustrator CS2, “The best tool of its kind” and gave it an editor’s choice award.

Turning to the Intelligent Documents Business unit, in Q2 we achieved Acrobat desktop revenue of $149.8 million, representing 33% year-over-year growth. Licensing as a percentage of Acrobat revenue was 47.2%, higher than last quarter due to the typical one-quarter lag in licensing following a major product introduction.

The adoption of Acrobat 7 was also strong in newly targeted verticals such as manufacturing and AEC — architecture, engineering and construction.

For example, Airbus, a leading aircraft manufacturer will deploy 32,000 seats of Acrobat 7.0 throughout the company over the course of this year for PDF document generation, collaboration, security and archival.

In our LiveCycle server business we continue to see broad customer adoption of our solutions. Intelligent Documents Server revenue grew sequentially and year-over-year to $26.4 million in Q2. The number of transactions with software licensing revenue of greater than $50,000 in the quarter grew to 60, up from 39 last quarter. The average of these transaction was $119,000.

Helping drive this performance were key wins in the government market, which included the citizenship and immigration services agency of the US Department of Homeland Security, which is utilizing our forms solution to collect information to administer benefits and services to its constituents, such as work authorization permits and naturalization of qualified applicants for US citizenship; the Australian Department of Industry tourism and resources, which is building an online resource for small businesses using an Adobe forms and security solution to ease the burden of compliance reporting and improve the quality of service delivery; the Swedish Police Force is using an Adobe electronics form solution to streamline their reporting processes and decrease the amount of time their police force spends at their desks; and the State of Oregon, which is using Adobe Reader Extension server and Adobe form server to streamline online application completion and processing.

In the commercial market key wins in Q2 included Beth Israel Deaconess Medical Center, a Harvard affiliated hospital, which will utilize Adobe Forms Server and Adobe Reader Extension server to take its records to 80% electronic in the next two years. They will automate over 400 forms, resulting in greater cost savings, quality improvement and increased patient satisfaction; Gjensidige, one of the Norway’s largest insurance companies, which will Adobe’s forms technology in its new IBM Websphere extranet for corporate insurance customers; AMP, one of Australia’s leading financial service companies, which will use Adobe’s Reader extension server and 2-D Barcode technology to streamline key business processes related to forms filled in by their financial planners and end customers.

Approximately 50 key forms have been targeted for development into interactive forms, including both offline business logic and 2-D Barcode capabilities; Atos Origin, one of Europe’s leading systems integrators and consulting firms, which will use Adobe Document Security server to apply digital signatures to financial documents to comply with electronic document archiving regulations; and Euronext, the largest pan-European exchange, which will deploy Adobe LiveCycle Policy server to preserve the confidentiality of information, manage access rights and control user actions on documents it sends outside of this organization.

Adobe’s LiveCycle server products picked up several positive industry reviews and awards during the quarter. PC World said, “LiveCycle designer 7.0, ‘may change the way you run your business.’”

LiveCycle was also named winner in the software and information industry associations, 20th annual Codie awards for best business process automation solution.

And LiveCycle Policy server received government computer news best of FOSE award.

In addition, we have continued to make significant progress in industry standards partnerships and product delivery.

Several weeks ago PDF/A would be A standing for archive was approved unanimously by the International Organization for Standardization, ISO, the leading developer of international standards.

In just 2-1/2 years the PDF/A working group has managed to develop a standard that will now be adopted by governments and industries around the world for long-term archiving and preservation of documents.

The new standard will help proliferate the use of PDF and broaden awareness of Adobe’s commitment and support for the development of international standards. It also acknowledges PDF as an open published specification.

Yesterday we announced that we are working with global consulting and technology services company Covansys to develop a solution for delivering unemployment benefits and services to government constituents.

In May, Adobe joined other major software, hardware and networking companies in SAP’s new initiative for advancing the enterprise services architecture, SAP’s blueprint for services oriented architecture. We will work with SAP to deliver additional document services that help companies further extend information in their enterprise systems.

Finally, extending the reach of the Adobe Reader as a universal client, we released Adobe Reader 7.0 for Linux in April. Adobe now supports the ability to reliably view, print and interact with content across all major operating systems in the enterprise.

Turning to our professional digital imaging business, our momentum continued with the launch of Photoshop CS2 which has received numerous accolades in the press. CNET gave it an Editor’s choice award saying, “When it comes to professional digital imaging editing, Adobe Photoshop CS2 stands head and shoulders above the competition.”

PC Magazine also gave Photoshop CS2 an Editor’s choice award with a five out of five rating.

In the hobbyist digital imaging market, we remain the category leader. Photoshop Elements 3.0 continues to perform well with revenue growing sequentially in Q2 when compared to last quarter.

In the professional video market, we announced at the National Association of Broadcasters Convention that we are collaborating with industry leading companies including Dell, HP, Intel and Microsoft to deliver a line of open and scalable high definition solutions which are optimized to meet the needs of video, film and broadcast professionals.

The Adobe video collection is the cornerstone of four new “Open HD” certified solutions providing the software needed to capture, edit and output professional HD productions.

Adobe Premiere Pro and After Effects were also showcased as the centerpiece of discovery HD Theater’s, professional workflow for their new network advertising campaign. Our solution enabled creative directors to work with uncompressed, full resolution HD footage from start to finish.

Finally, in regard to the status of our merger with Macromedia, here is an update. On June 8, we voluntarily withdrew and refiled our pre-merger notification and report form under the Hart-Scott-Rodino Act. This was a procedural step we took to provide the Department of Justice additional time to review the information we submitted.

The next major step will be the filing of the Form S-4 registration statement which we expect in the coming weeks.

We have put together a comprehensive integration plan and are actively working on the many planning tasks that are required to put these two companies together. Each of the cross-functional teams is working aggressively to accomplish day-one objectives that have been agreed to. Their progress is being reviewed by an integration steering committee from both companies on a weekly basis.

We are pleased with the progress we are making and we continue to anticipate the transaction will close this fall.

This concludes my comments.

Bruce?

Bruce Chizen:

Thanks Shantanu. Adobe’s strong performance reflects solid execution against our strategy and the alignment of our business with major market trends, including the accelerating growth of digital content and the increasing migration to online business processes.

This is an exciting time for Adobe. Our business is stronger than ever and our planned acquisition of Macromedia will further enhance our ability to deliver an industry defining technology platform and a wider range of solutions to customers and industries around the world.

We look forward to sharing our progress with you in the coming months.

Mike?

Mike Saviage:

Thanks Bruce. Before we start Q&A, I would like to announce the date of our Q3 regular intra quarter update. We plan to issue the press release on Monday, August 1, after the market closes — again that’s Monday, August 1, after the market closes.

I’d also like to give you an early heads up that our annual financial analyst meeting is tentatively scheduled for Tuesday, October 25, in New York City, so please save that date in your calendars — again, October 25 in New York.

For those who wish to listen to a playback of today’s conference call, an audio recording of the call will be available from Adobe’s Investor Relations’ Web site on adobe.com later today. Alternatively, you can listen to a phone replay by calling 800-642-1687. Use conference ID 6636888. Again the phone number is 800-642-1687 with conference ID number 6636888. International callers should dial 706-645-9291.

The phone playback service will be available beginning at 4:00 p.m. Pacific time today and ending at 4:00 p.m. Pacific time on Monday, June 20, 2005.

We’d now be happy to take your questions and we ask that you limit them to one per person.

Operator?

Operator:	At this time Ladies and Gentlemen I would like to remind everyone, in order to ask a question, please press star followed by the number 1 on your telephone keypad.

We’ll pause for just a moment to compile the Q&A roster.

Your first question comes from (Ben Rices) with UBS.

(Ben Rices):

Good afternoon, thanks. I’ll try to keep to your request Mike. I wanted to ask about Europe. I guess your usual seasonal pattern is a little bit of decline sequentially. That’s what you had - that was a little worse than I had forecast, though maybe I should have done it better.

But I was wondering if you noticed any slow down in Europe or perhaps any pause for the release of the new Creative Suite and if you could talk about how you expect that geography to play out with the launch of French and German and maybe even touch on Japan in the next quarter and then Murray if you could touch on currency as well, if that was a hit in the quarter and how much and what are we looking for for currency in the next? Thanks.

Murray Demo:

Yeah (Ben), so in terms of Europe and Japan, we have not seen any change in sort of the, you know, economic conditions at this point, so we haven’t seen any of that. It continues to be the way it has been, but we are again as you mentioned and as we said earlier we’re going to in fact (unintelligible) summer seasonal weakness in both of those geographies, as we’ve experienced in past years.

We’ve seen obviously a strong initial start to CS in English and we expect to see a strong performance as well around the world as we bring these products to market, but again that summer seasonality as we’ve talked, you know, ad nauseam has to be factored in.

In terms of currency, we had a benefit in Q2 of about $10 million and as we look into the third quarter, the guidance that we have provided of $470 to $490 factors in in the current currency exchange rate. We do have some of this hedge in the third quarter.

As you know we have a rolling hedging program and so we’re able to mitigate some of the weakening of the euro and the yen with our hedging program, but again that hedging program is really hedging our percentage of the net cash flow. It’s not hedging all of the revenue.

(Ben Rices):

Sorry to break the rule here but Bruce with regard to the year, could you just update us on, you know, at your current rate it seems pretty conservative to be at $1.925 billion for the year. Just where are you again for the year for 2005 and, you know, is 20% a good growth rate per quarter or per year that you’re thinking about or is there anything we should think about with regard to the year, that’d be great?

Bruce Chizen:

Yeah (Ben), we’re not prepared today to comment on our fiscal year guidance. Clearly today we’re providing Q3 guidance. As we did last year, we will provide Q4 guidance and therefore the final fiscal year guidance during our Q3 earning call.

We’re excited about the growth that we’re experiencing in our business. And if you think about it, this quarter we’re growing 21% and we grew 21%. If you factor in our guidance of Q3, that means we’ll grow somewhere between 16% and 21%. This is our eighth consecutive quarter of double-digit growth. This is the third quarter of record revenue, so we’re optimistic about Q3. Clearly we have factored in seasonality.

We like what we’re seeing with the adoption of Acrobat and part of our upside this quarter was due to the fact that Acrobat did not decline as much as we thought it would. We’re very excited about the initial take up of the Creative Suite 2 and that’s without releasing the bulk of the foreign language version, so we’re optimistic. Unfortunately we’re not prepared to comment on Q4 guidance at this point in time.

(Ben Rices):	Thanks guys.

Operator:	Your next question comes from (Steve Ashley) with Robert Baird.

(Steve Ashley):

Hi guys. Do you have any idea - if we look back at the CS1 release, what percentage of professional graphic artists of your professional customers may have upgraded to CS1 during the last product cycle?

Shantanu Narayen:	So (Steve), what we had talked about the analyst meeting was giving some data in terms of how many creative professionals we have, how many had upgraded and at that point, as of

October, we had said that it was a small percentage. We are not updating that number right now.

With CS2, the initial take so far though, we are seeing very good uptake in our new units. We are also seeing people upgrade from both the individual foreign products as well as from the previous versions of the suite.

(Steve Ashley):	Right. And with respect to (NTG Dokomo), you entered into a relationship with them a few months back. Maybe you could update us on what’s going on there with respect to the PDF Reader?

Shantanu Narayen:

Well I - with (NTG Dokomo) and with a number of the other partners, it is to make sure that we can distribute copies of the Adobe Reader so people in Japan who are using things like subway maps, other documents have the ability to do that with the Adobe Reader.

In Japan we are working with a partner called Access. Access distributes as you know the NetFront browser as well and so through Access we expect to have significant distribution, not just across cell phones but in addition to that, a number of electronic - other electronic consumer devices.

Bruce Chizen:

I believe that the third generation in (foma) phones are about to hit the street. Those phones do have a Adobe Reader embedded into their devices. Clearly with the 50 plus percent market share position, the entity (Dokomo) has in Japan, that’s a big win for not only the Adobe Reader but all of the applications that we, other third parties, our customers create around the PDF ecosystem.

(Steve Ashley):	Great, thank you.

Operator:	Your next question comes from (Tom Ernst) with Deutsche Bank.

(Tom Ernst):

Good afternoon and thank you. Thinking back in on the penetration question just asked, as you look back at the types of customers that tended to buy CS1, how has it changed here with CS2? Are - is the mix more in terms of number of customers that could only have one point products or no products that are buying CS2 relative to CS1?

Shantanu Narayen:

The first thing I would see is, you know, we’re being - it’s a month since we started shipping CS2. It was a record quarter and, you know, it’s clear to us that our strategy of getting people to adopt a platform is working. All our marketing messages are all about the benefits of moving to the entire platform.

But to get a better feeling of CS2, it will take a little while. What I can say is that as I, you know, the new units are the primary driver of this revenue. We are seeing good upgrades from the (point) products as well as the earlier version of the suite, which reflects the new value that we have created in the CS2 product and the run rate is higher than what the comparable (Peter) was in the last cycle, but it is very early to draw any long-term conclusions.

(Tom Ernst):

Well perhaps I was guiding you towards the way I was thinking about it. Maybe - what are you looking for to give you comfort that you’re going to be able to achieve a much deeper rate of penetration here with CS2 than you did with CS1? What kind of metrics? And if may be early but what should we think about looking forward over time to measure that?

Bruce Chizen:

We’ll continue to — (Tom) this is Bruce — we’ll continue to look at the same types of things we looked at last time. Who’s buying it? Is it one of the potentially 3 million - approximately 3 million creative professionals around the world? Is it one of the potentially 18 million creative professionals or aspiring creative professionals at home or is it one of the 20 million people at work who just want the best solutions? So we’ll look at the type of customers that are buying it. We’ll look at whether they’re buying them as new units or whether they’re buying them as an upgrade to their current creative suite or whether they’ve moving up from the (point) products.

We’ll also continue to look at active usage. Are they using the applications? Our believe is that if they’re using the applications on a regular basis, they’re more likely to upgrade next cycle.

Keep in mind as Shantanu has said, you know, when you look at it and when she shipped, we shipped it the last month of the quarter so we’re talking about four weeks of information. The fact that we had record revenue is very exciting to us.

Also the fact that we’re finding that when we look at the upside of that creative professional business that it’s due to the Creative Suite, meaning that even though our (point) products are doing well, many of them are choosing to go to the Creative Suite 2 instead of the individual

(point) products and that’s something else that we do measure and it’s something that we do find exciting.

(Tom Ernst):

And so just one follow-up if you’ll permit, did anything stand out in terms of those mix of customer that may point you to optimism that you’re going to achieve a much deeper penetration on this version?

Bruce Chizen:

Keep in mind (Tom), we do not have separate (SKU)s or separate products for each of those customers, so our ability to know in this short period of time of which product is going to which customer is not doable, which is why it will take us a couple of quarters for us to be able to communicate to you what the status is.

(Tom Ernst):	Okay, thank you.

Operator:	Your next question comes from (Jay Fleshower) with Merrill Lynch.

(Jay Fleshower):

Thanks, good afternoon. The question regarding Acrobat, you pointed out that the business was down sequentially as planned but for the half-year to date, would it be accurate to say that you’ve grown the Acrobat installed base both through desktop volume and through CS premium sales by a larger amount than the annual increases in each of 2003 or 2004? In other words, so far you’ve grown the base by more than the annual increases in each of the last two fiscal years?

Bruce Chizen:

So (Jay), we don’t have the data in front of us in particular and that’s not typically information or detail that we go into on the call for - in our com mications. But clearly when you look at the revenue performance for last quarter of $160 million and you look at the $150 million this quarter, those two quarters are just unbelievable relative to past performance and is certainly a great indicator for what the future will look like.

You know, we continue to believe - I think last fall we said something like that we sold 15 million new units of Acrobat and we believe that the possibility was around 70 million, which left us with 55 million remaining potential customers. We certainly haven’t full penetrated those 55 million. We’re making great progress and we’re excited with the progress we are making.

(Jay Fleshower):

Shantanu, you’re obviously aware of what’s been published so far in terms of Microsoft’s plans with respect to Metro and (Acrylic) and I realize neither is commercial and won’t be for some time but do you have enough information to make at least some assessment or give us some reading thus far in either one of those?

Shantanu Narayen:

Sure (Jay). So, you know, I think Metro and (Acrylic) are different. With respect to Metro, you know, the value proposition of Acrobat just continues to be differentiated from Metro by our desire to provide a high quality-sharing environment across heterogenous environments.

If you look at key elements of our strategy and why we believe our ability to win will continue to be the case is you have the distribution of Reader. Over 1/2 billion Readers have been distributed. We’ve actually moved beyond where Microsoft is currently targeting with Metro, which is just the creation of it, really adding significant value added features like security, like collaboration.

If you look at what we’ve been in terms of partnering with ISVs, I talked about the standardization of PDF (A) in terms of archival of PDF (X), the vertical approach that we have taken with the architecture, engineering and construction and just large company adoption. You know, the reality is we’re shipping. It’s here today.

It’s been in the market for a decade and we’re going to continue to add value to our customers but I do have to add, you know, given Microsoft’s monopoly power and reach, we will continue to pay close attention to any developments in that area, but we are confident that we are continuing to really push the envelope of what we can do with PDF, with Acrobat, with Reader and our server solutions against what Metro will provide.

On (Acrylic), again we have had a great track record of competing with them in areas of imaging and illustration. You know, PhotoDraw is a good example of where they are trying to compete with us.

You know, our belief continues to be that for creative professionals who want complete precision and a range of creative tools, we’re confident of our ability to continue to innovate with both Photoshop and Illustrator to keep our lead. And as you know, a large number of those customers use the Mac OS which is not, at least so far, it’s not a known support for the (Acrylic) product. But you can be sure that we continue to monitor everything that they do with (Acrylic) and Metro and continue to focus on innovation and delivering value to our customers.

Bruce Chizen:

Shantanu touched on the Microsoft PhotoDraw product for those of you who may not remember, that product was released in the 90s. It was actually (unintelligible) includes three with Microsoft Office. There was a lot of concern at that time that that would have an impact on Adobe Photoshop and Adobe Illustrator. Clearly it did not have the impact that Microsoft had intended. In fact that product no longer exists.

So again given, you know, Microsoft’s $40 billion in revenue and they are virtually (unintelligible) resources, we can’t ignore them but we are feeling pretty good about where we are, vis-à-vis where they are.

Man:	Operator, next question please?

Operator:	Your next question comes from (James Friedman) with (Fulcom Global Partners).

(James Friedman):

Hi, thank you. Shantanu, I was just hoping for a clarification and not to beat a dead horse but with regard to CS2, and I realizes it’s early days, but I think you had said - I had written run rate is higher for CS2 than in the prior cycle. Does that mean that in the month that it was available relative to these numbers it is outperforming CS1 which launched in the Q4 of ‘03?

Shantanu Narayen:	If you take the comparable four weeks that were in the quarter that we just ended that we talked about, the run rate of CS2 from a revenue perspective was greater than that for CS1.

(James Friedman):	Great. And then just one housekeeping detail - did you do any seven figure deals on the enterprise side with the Intelligent Document enterprise side?

Shantanu Narayen:

We don’t break out the individual price of the deals, (Jamie) but what we did talk about was that we had the largest number of greater than 50,000 deals that we have had since we have started reporting (silver) transactions.

Bruce Chizen:	And it’s obvious from the average ASP of those deals that the number of large deals were down from where they were in other quarters.

(James Friedman):	Okay and then the last thing, you did say - I kind - I apologize but I missed this, that you are going back to the mid-quarter updates again?

Bruce Chizen:

Yeah, so we always have a regularly scheduled intra quarter up data, I think as you know (Jamie). And the only thing that was different that was maybe a little different here in Q2 was we decided to do the intra quarter update in Q2 at the same time we announced the acquisition of Macromedia as opposed to announcing the acquisition and just waiting two weeks to do the intra quarter update. We thought it made more sense to give everybody all the information at once.

(James Friedman):	Thank you.

Operator:	Your next question comes from (Sterling Audi) with JP Morgan.

(Sterling Audi):

Thanks. You kind of touched on it but I just wanted to see if I could dig a little bit further. In terms of in the CS2 in terms of the new units and the (point) products moving into the suite in the first four weeks, and I know it’s early, but any sense as it - is it still just kind of a Photoshop users being the primary source of the move? Are you starting to see the end design users be a source of the move into the suite?

And then just on the Acrobat front, you mentioned the fall off was as expected or maybe less than expected. What do you - what should we be thinking from here? Thanks guys.

Shantanu Narayen:

With respect to CS2 — (Sterling), I’ll take that question — and it’s clear to us that the active usage of all the products in the Creative Suite is increasing in addition to Photoshop, certainly Illustrator and InDesign. In Design continues to be on the key products in the suite in terms of adoption and usage. And in fact even the (point) InDesign product we had the best quarter in many years with the InDesign product. So we are seeing people use all the products in the suite.

Man:

In terms of Acrobat, again, in the first quarter we launched all the major languages in one quarter, which is different than the past few releases of Acrobat, so we were able to have, you know, a very strong quarter in Q1 from a revenue perspective. As we mentioned in Q2, it’s performed better than we expected. While it was down, it didn’t drop off sequentially as much as we had expected.

When we look at Q3, we have summer seasonal weakness in Europe and Japan and therefore we would expect Acrobat desktop to be sequentially down in Q3 from Q2 because of the summer seasonal aspect.

(Sterling Audi):	Thank you.

Operator:	Your next question comes from (Tom Bearquist) with Citigroup.

(Tom Bearquist):

Thank you. I think subsequent to the end of your quarter, Apple made the decision to switch to the Intellect architecture and that makes year two and there’s been a lot of controversy about what will happen to Mac shipments over that time period. It looked like your Mac platform shipments are pretty good this quarter and still a pretty chunk - big chunk of revenue. How are you thinking about the next, you know, call it 12 to 18 months as Mac goes through that transition process?

Shantanu Narayen:

So (Tom), I think it’s a little early to tell frankly what this impact is going to have on hardware sales. From my perspective, you know, it’s clear that creative professionals are anxious to get more performance and so we believe that Apple’s strategy to move to the Intel architecture will allow them to deliver better performance which increases and delivers better value.

You know, the reality is Adobe is - Apple has had a good history of managing both hardware and software transitions, you know, the move to (Power PC), the move to (OS 10) and so we think their strategy of allowing ISVs to get the machines early so that we can get our products delivered on the new Intellect Architecture delivering a good development environment and for customers, providing technology that allows current software applications to run (emulated) on the Intel architecture is a good strategy, so it seems that Apple is doing all the right things. It’s just a little too early to tell what impact this will have on hardware sales.

(Tom Bearquist):

There was some process suggested and (unintelligible) that your products, Photoshop in particular don’t run - won’t on the (emulator) because of the way that they were built in the past and that you’ll have to rewrite them. Is that correct?

Shantanu Narayen:

It’s again too early to tell. However having said that, there was a demonstration at the key note where Apple introduced this new architecture which actually showed Photoshop running on their (emulator) which is called (Rosetta).

(Tom Bearquist):	With acceptable performance from your perspective?

Shantanu Narayen:	Well again, it was a demo. The launch time I would say was a little slower but once application had launched, it looked pretty good.

Bruce Chizen:

The reality is (Tom), you know, if you look at what Apple is doing and it’s very similar to what they did moving from 68K chips to (Palaces C), moving most recently from OS 9 to OS 10, it will require work on that part. It will require work on our part and we will definitely be working closely with them. I suspect it will be as smooth as those two transition. It will be a little bit of additional labor but in the end our customers will benefit.

The reality is we believe and certainly based on the initial sales or the initial revenue of Creative Suite 2 that our solutions are so compelling to the creative professional customer that even though they know that in one or possibly two years, Apple might have yet another faster machine, they’re going to want to take advantage of the benefits or the features in the products that provide these huge benefits as soon as possible.

And I think the revenues that we experienced, at least initially, is validation of that. The other thing that Apple said was there was still more faster power PC machines coming, which we think will be of benefit to our joint customers.

(Tom Bearquist):	Got it, so the CS3 suite when it should arrive will we assume you’ll build that for the new Intel platform on the Mac side as opposed to building it for the Mac platform?

Bruce Chizen:

Yeah, when I was on stage with (Steve Jaws), I wasn’t specific about which products and when but I did commit that Adobe would be as serious with the new Intel architecture as we were with OS 10 and as most of you may recall we were the first out there with a full suite of product that ran on OS 10, so we will be as aggressive and certainly hope to expect us to support their offerings as appropriate.

(Tom Bearquist):	Okay, thanks.

Bruce Chizen:	Thanks (Tom).

Operator:	Your next question comes from (Sasha Zorbick) with Oppenheimer.

(Sasha Zorbick):

Thank you. My question would be like this regarding your average server transaction side. It seems to be somewhat down and actually if I compare it to where they have been for the first two quarters this year compared to last year, does it seem to be down? Are we seeing good trend here or do you think this is just somewhat of an anomaly going on here?

Shantanu Narayen:

Well (Sasha), I think what we are seeing in our server business, firstly it did grow sequentially and year-over-year. We are seeing a number of new accounts that we won during the quarter and so the deal is greater than $50,000 was the largest that it’s been. What we see is that customers typically adopt a couple of pilots.

They convert a single business process and then once they have success with that and demonstrate the ROI within the company, they then go ahead and make repeat purchases and so our business was also characterized by both new business as well as repeat business.

In terms of the average price, that is going to fluctuate. It is influenced by, you know, the larger deals that we have in the quarter but overall we are pleased with the amount of adoption we are seeing with our customer solutions.

Bruce Chizen:

Yeah and (Sasha), I really think it’s important to think of this as a multiple year opportunity. The fact that last quarter 39 customers spent at least $50,000 on the licensed software and probably somewhere around an additional $250,000 or more to deploy the solution and that this quarter that number went up to 60, give us a cause for a great deal of encouragement.

It says that we are solving real mission critical document workflow problems and that the fact that approximately half of these customers are coming back for more and we continue to find new customers at that kind of rate we find very encouraging.

We do not, you know, and we’ve been saying this all along, this is a multiple year initiative and when we begin to see the - a hockey stick like revenue performance is still too early to say.

(Sasha Zorbick):

Great. And also could you tell us a little bit? You did say that, you know, in terms of currency going forward you’re going to be - you’re basically putting that into your guidance and you’re going to give the hedging a little bit based off the cash flow there. Could you tell us what you’re assuming for the euro rate to be?

Bruce Chizen:

Yeah (Sasha), we’re not providing any specifics on that. Again, we look at the net cash flow position for euro and yen and we hedge a portion of that. We tend to do it on sort of a multi-quarter rolling basis, so we hedged the rates for Q3, you know, a few months ago, so it’s obviously at a rate that’s, you know, much higher than what it’s trading at today. But again when we provide guidance, all of this will be factored into the guidance. When we say $470 to $490, it’s assuming the hedged position as well as the unhedged position from a revenue perspective in that guidance.

(Sasha Zorbick):	Thank you.

Operator:	Your next question comes from (Barbara Coffee) with (Breen Murray).

(Barbara Coffee):	Thank you. On the Intelligent Documents area, were you seeing certain verticals being the majority of sales for the server business and if there are certain strong verticals, what are they?

Shantanu Narayen:

(Barbara), in the server business, it’s the government and the financial services businesses which we have targeted which represent the bulk of the revenue, but in addition to that, we are seeing some customer wins, for example, in health care as well as in the manufacturing sector. Our focus primarily was government and financial services and that continues to be the bulk of the revenue.

(Barbara Coffee):	And are some - are these sales more direct than indirect or is there a percentage or how do you approach them?

Shantanu Narayen:	I would say the business today is primarily direct, so it’s our sales force who are making the server deals.

(Barbara Coffee):	Thank you.

Operator:	Your next question comes from (Drew Broussau) with SG Cowen.

(Drew Broussau):

Thank you. Similar questions to the ones on the Creative Suite about Acrobat desktop, can you give us a sense for how much of the activity that seen in the last couple of quarters around 7 has come from new customers versus - going back to the (unintelligible) customer base?

Shantanu Narayen:	So for Acrobat, the primary driver of the business is new customers. It’s new units that are driving the Acrobat business. I didn’t catch the other question (Drew)? Was that the question?

(Drew Broussau):	Yeah that was the question so...

Shantanu Narayen:	Yes.

(Drew Broussau):	Most of the sales of 7 are not - there’s not upgrade activity as part of that?

Shantanu Narayen:

Well there certainly is upgrade activity but it’s primarily new units that is driving, so we are as Bruce talked about, penetrating the 55 million that we had talked about as being potential for people who will use Acrobat and document workflows.

Bruce Chizen:

Unlike the creative professional business or creative professional revenue which was historically more dependent on upgrade revenue, our Acrobat revenue has historically been always dependent on new unit penetration so the upgrade rate tends to be much less for that customer set than for the customers who buy the creative professional products.

What we find is as we add more functionality in each release, the number of customers that we’re able to target with the product becomes larger. For instance, when we added 2D capabilities, we are able to go more aggressively into the AEC community. Now that we’ve added 3D capabilities, we’re able to reach those people who have manufacturing based, supply chain-based workflows.

(Drew Broussau):	So just as a quick follow-up, can you give us a sense of how fast you think these installed bases of Acrobat desktop is growing at this point?

Shantanu Narayen:	Again we’re not providing numbers. We provided a number at the analyst meeting and we’re not providing an update at this time.

Bruce Chizen:

Yeah and (Drew), it’s one of those numbers you could probably - and we don’t have the calculation in front of us, but you could probably get relatively easily just look at, you know, what you think the average ASP should be. And we break out revenue. We’ve said that. I think we’ve said it. If we haven’t, I’ll say it now.

About half of the revenue is, in terms of mix of Acrobat professional to Acrobat standard, it’s about a one-to-one basis, so about half of it is premium or professional, about half is standard, a small amount of revenue associated with elements.

And then hopefully, you know, giving you that information you could work through the actual numbers. We will - we typically update all of the quantitive numbers in terms of penetration against the overall (tam) at our analyst meeting that we have in the fall.

(Drew Broussau):	Okay, thank you.

Operator:	Your next question comes from (Gene Munster) with Piper Jaffray.

(Gene Munster):

Hey good afternoon everybody. Over the last CS cycle, you guys have talked a lot about revenue per customer increasing as you’ve moved to the suite approach. And Shantanu even talked about it, I guess moved to some of the pro.

In terms of when you start to look at Macromedia and the impact of Flash and Dreamweaver on the suite, would it be safe to say that you’d want to probably get those integrated within a CS suite as soon as possible or would a more conservative approach, being going to maybe CS3 be the way we should be thinking about that?

Bruce Chizen:

We see many many many opportunities with Macromedia as part of the Adobe family. Unfortunately we are not at liberty to discuss any o those and quite frankly in many cases those discussions are happening in clean room environments, so I wish I could answer specifics (Gene). We are not able to according to the legal requirements.

(Gene Munster):	Okay well let me just ask this. Would you be supportive of putting out a CS release that didn’t have integrated interfaces initially between the Macromedia and Adobe products?

Bruce Chizen:

Again we’re going down a path I really can’t go down (Gene). We’re going to look at - we are looking at in the clean room environment the different combinations that would make sense to fit the customers, how to package them, how to price them, how to deliver them, channels, how to market them, so we’re undergoing that opportunity.

Clearly there’s an opportunity to take advantage of their assets as it relates to the creative professional, the Web developer and combine them with our assets, the same way that we’ll be looking at the opportunities (unintelligible) what we’re doing with LifeCycle and what they do with Flash and so on and so on.

(Gene Munster):

Okay. I guess one more attempt here is that as you look at putting this together, would you say you’d rather - are you going to move at a slow pace in terms of integrating some of the products that, you know, you said initially your response was there are many many opportunities, would it be a relatively slow pace or do you see yourself kind of quickly moving to capitalize on the products (unintelligible)?

Bruce Chizen:	We are going to move as rapidly as we possibly can within the law.

(Gene Munster):	Great, thank you.

Operator:	Your next question comes from (Brent Bill) with Prudential.

(Brent Bill):	Thanks. Beyond the international versions of CS2 in Q3, how should we think about the product cycle for the second half of the fiscal year?

Bruce Chizen:

So we haven’t provided specific updates on which other products we’ll be shipping. Clearly we choose not to do that because we don’t want to stall current sales of existing products, so I don’t want to announce unannounced products at this time. We continue to be very optimistic about the adoption of Acrobat, achieving a greater revenue number this quarter than we originally expected.

It certainly gives us comfort and the initial uptake of the Creative Suite 2 in English gives us a lot of cause of optimism but other than that, I don’t want to comment on any specific - any other product upgrade that might occur later this year or next year.

(Brent Bill):	Murray, just on your R&D guidance at 20%, the last quarter you’ve been running well below that at 18%, even last year at 19%, (unintelligible) just give us a sense of what your seeing there.

Murray Demo:

Yeah we’ve been - we’ve stated over time that our target is 20% and we have plans to achieve that 20%. It’s also dependent on our ability to hire at the pace we would like to and also it’s dependent on the revenue. The revenue obviously this quarter in Q2 came in probably above the high end of the range and we see an over performance in revenue like we’ve had for many quarters now.

Our R&D as a percentage of revenue comes in below 20%, so it’s as much a function of the revenue as it is just the hiring pattern that we have in R&D, but we’re going to continue to invest in our long-term opportunities. Innovation is critical. We need to continue to hire and our plans are to continue to do so.

(Brent Bill):	Thanks.

Man:	Operator, we’ll take one more question please.

Operator:	Your final question is a follow-up question from (Jay Fleshower) with Merrill Lynch.

(Jay Fleshower):

Thanks. Murray, can you comment on your non-Acrobat volume licensing business and to maybe the trend or proportions there on the Creative Pro or the (IND) side? And then CS you said had a record quarter but is it fair to say that it was still smaller than the 150 you did for Acrobat desktop, perhaps something more in the 130 to 135 range?

Murray Demo:	So in terms of licensing (Jay), when you just look at our overall licensing and they come with a volume licensing, it’s been a very similar patterns that we’ve seen across I think the entire industry.

There’s been an upward trend in licensing over the last few years and the recent quarters the levels of licensing overall has been very similar. We tend to see more licensing in our third quarter because a lot of the education purchases tend to come through licensing.

In terms of the Creative Suites, in terms of the overall revenue, we’re just not providing any specific amount of revenue for the products that we don’t normally provide that information on. But again the Creative Suites were clearly a record in the quarter.

(Jay Fleshower):	Thank you.

Murray Demo:	Thanks (Jay).

Man:	Well this concludes our call and we thank everybody for joining us today.

Operator:	That concludes today’s Q2 Fiscal Year 2005 Earnings conference call. You may now disconnect.

END

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